HellerEhrman

November 22, 2003

03037993

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the increase in the price and trading volume of the shares, dated November 11, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on November 12, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dlw 12/8

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. Paul Y - ITC

H:DLAI\ADR\22105\0001\37SEC.doc

The Standard Wednesday, November 12, 2003

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The directors of Paul Y. - ITC have noted the increase in the price and trading volume of the shares in Paul Y. - ITC on 4th November, 2003 and wish to state they are not aware of any reasons for such increase.

Trading of the shares in Paul Y. - ITC was suspended from 9:30 a.m. on Wednesday, 5th November, 2003 at the request of Paul Y. - ITC and Paul Y. - ITC has made request to the Stock Exchange for resumption of trading of the shares in Paul Y. - ITC with effect from 9:30 a.m. on Wednesday, 12th November, 2003.

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The directors of Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC") have noted the increase in the price and trading volume of the shares in Paul Y. - ITC on 4th November, 2003 and wish to state they are not aware of any reasons for such increase.

The directors of Paul Y. - ITC do, however, note that the share price of Paul Y. - ITC's associate, Downer EDI Limited ("Downer"), which is listed on the Australian Stock Exchange has been performing strongly over the past eight months, with its share price rising by some 116% during this period. This strong performance which has been particularly marked since July this year may have had an impact on the price of shares in Paul Y. - ITC.

The directors of Paul Y. - ITC wish to inform shareholders that they have arranged for the placing of 35 million shares in Downer, to an independent third party not connected with the directors, chief executives and substantial shareholders of Paul Y. - ITC or its subsidiaries or any of their respective associates, as defined in the Rules Governing the Listing of Securities on the Stock Exchange. As a result of the placing, the shareholding interest of Paul Y. - ITC in Downer has decreased from 31.50% to 28.39%. The placing raised approximately A$30.45 million, before tax and expenses, equivalent to some HK$164.43 million. As at the date of this announcement, there is no specific plan regarding the use of the placing proceeds.

The directors of Paul Y. - ITC also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of Paul Y. - ITC, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Trading of the shares in Paul Y. - ITC was suspended from 9:30 a.m. on Wednesday, 5th November, 2003 at the request of Paul Y. - ITC and Paul Y. - ITC has made request to the Stock Exchange for resumption of trading of the shares in Paul Y. - ITC with effect from 9:30 a.m. on Wednesday, 12th November, 2003.

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 11th November, 2003

2003年11月12日 星期三
成報 SINGPAO DAILY NEWS

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

公 佈

> 保華德祥之董事注意到於二零零三年十一月四日保華德祥股份之股價及交投量上升，並謹作出聲明，彼等並不知悉任何引致此上升之理由。
>
> 應保華德祥要求，保華德祥股份於二零零三年十一月五日（星期三）上午九時三十分起暫停買賣，而保華德祥已向聯交所要求批准保華德祥股份於二零零三年十一月十二日（星期三）上午九時三十分起恢復買賣。

本聲明乃因應香港聯合交易所有限公司（「聯交所」）之要求而刊發。

保華德祥建築集團有限公司（「保華德祥」）之董事注意到於二零零三年十一月四日保華德祥股份之股價及交投量上升，並謹作出聲明，彼等並不知悉任何引致此上升之理由。

然而，保華德祥之董事注意到，保華德祥在澳洲上市之聯營公司 — Downer EDI Limited（「Downer」）之股價在過去八個多月以來表現強勁，期內上升幅度約116%。該公司股價之表現自本年七月以來尤其強勁，或許因此對保華德祥之股價造成影響。

保華德祥之董事謹通知股東，彼等已安排配售35,000,000股Downer之股份予獨立第三者（與保華德祥或其附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士（定義見聯交所證券上市規則）並無關連），配售完成後，保華德祥於Downer之股份權益已由31.50%減少至28.39%。配售所得之款項（未計稅及支出）約為30,450,000澳元（約相等於164,430,000港元）。於本公佈日期，並無就配售所得款項之用途制定具體計劃。

保華德祥之董事亦確認，目前概無任何涉及收購或變現之洽商或協議為根據上市協議第3段屬須予披露，董事亦不知悉有任何足以或可能影響股價之事項為根據上市協議第2段所規定之一般責任屬須予披露。

本聲明乃承保華德祥董事會之命而刊發，各董事願就本聲明之準確性個別及共同承擔責任。

應保華德祥要求，保華德祥股份於二零零三年十一月五日（星期三）上午九時三十分起暫停買賣，而保華德祥已向聯交所要求批准保華德祥股份於二零零三年十一月十二日（星期三）上午九時三十分起恢復買賣。

承董事會命
保華德祥建築集團有限公司
公司秘書
梅麗紅

香港，二零零三年十一月十一日